HOLLINGER CANADIAN PUBLISHING HOLDINGS INC. (CANADA)
                   HOLLINGER INC. (CANADA)
             HOLLINGER INTERNATIONAL INC. (U.S.)

                        PRESS RELEASE
                    SOUTHAM TAKE-OVER BID

          Toronto, Canada, December 2, 1998: Hollinger
Canadian Publishing Holdings Inc. ("Hollinger Canadian") (TSE, ASE: HCP.U) and its affiliates, Hollinger Inc. ("Hollinger") (TSE, ME, VSE: HLG.C; NASDAQ: HLGCF) and Hollinger International Inc. ("Hollinger International") (NYSE: HLR), announce that Hollinger Canadian, a Canadian company in the Hollinger group of companies, intends to make a take-over bid to acquire all of the common shares of Southam Inc. (TSE, MSE: STM) not presently controlled by the Hollinger group for $22.00 (Cdn.) cash per share which will be paid after the special dividend declared today of $7.00 (Cdn.) per Southam Inc. common share.

          The take-over bid to Southam shareholders will be made by way of a circular to be mailed as soon as possible and will be subject to certain terms and conditions


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including: (i) at least 66-2/3% (on a fully-diluted basis) of the shares sought under the bid are deposited and not withdrawn at its expiry date; and (ii) Southam shareholders have approved by a majority of the minority vote the deletion from Southam's articles of incorporation of the provisions entitled "Higher Vote for Certain Business Combinations". Those provisions, like the related party transaction provisions of Ontario Securities Commission Policy 9.1, would require a majority of the minority vote in connection with a going private transaction subsequent to the offer but, unlike Policy 9.1, would not permit Southam shares tendered to the bid to be included in the minority approval of the subsequent going private transaction.

          If at least 90% of the Southam shares sought under the bid are deposited under the bid and not withdrawn, Hollinger Canadian intends to seek to acquire the remaining shares pursuant to the compulsory acquisition provisions of the Canada Business Corporations Act. If that acceptance level is not attained (or the compulsory acquisition provisions are otherwise not available) and Hollinger Canadian takes up and pays for shares under the bid,

Hollinger Canadian intends to seek to acquire the remaining Southam shares through a going private transaction which would require approval by a vote of two-thirds of the minority shareholders of Southam with tenders of shares to the bid being counted as votes in favour of the transaction.

          Hollinger Canadian currently owns approximately 54 million Southam common shares, representing approximately 71% of the issued and outstanding Southam common shares. The total consideration payable for all of the minority shares (approximately 22 million shares) would be approximately $484 million (Cdn.). Hollinger Canadian will use its portion of the special dividend of $7.00 per Southam Inc. common share declared today (approximately $378 million in the aggregate) together with funds from other sources to provide the necessary financing for the take-over bid.

          Hollinger Canadian has commissioned a valuation of the Southam common shares in accordance with the provisions of Ontario Securities Commission Policy 9.1 from Newcrest Capital Inc., an independent investment firm with experience in business and securities valuation.


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          Hollinger is a Canadian-based international
newspaper company that, through its subsidiaries, engages primarily in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United
States, Canada and Israel.

          Hollinger International, through its subsidiaries and affiliated companies, is a leading publisher of English-language newspapers in the United States, the United Kingdom, Canada and Israel.

          For information please call:

J.A. Boultbee               Peter Y. Atkinson           Paul B. Healy
Executive Vice-President    Vice-President and          Vice-President,
and Chief Financial         General Counsel             Corporate Development
Officer, Hollinger Inc.,    Hollinger Canadian          and Investor Relations
Hollinger Canadian          Publishing Holding Inc.     Hollinger
Publishing Holdings Inc.    and Hollinger Inc. and      International Inc.
and Hollinger               Vice-President of           (212) 586-5666
International Inc.          Hollinger International
(416) 363-8721              Inc.
                            (416) 363-8721